AMENDMENT TO THE BY-LAWS OF

MOSAIC TAX-FREE TRUST

MOSAIC INCOME TRUST

MOSAIC EQUITY TRUST

MOSAIC GOVERNMENT MONEY MARKET TRUST

Pursuant to Article X of the By-Laws of each respective Trust named above, such By-Laws shall be and hereby are amended by the addition of the following new Section 12 to be added to Article II of the By-Laws of each respective Trust to read as follows:

Section 12. Standard of Care. Each Trustee shall have the same level of responsibility to the Trust required of his or her being a Trustee, regardless of (a) any other position held with the Trust and regardless of (b) the Trustee’s individual training or expertise and (c) the role performed by the Trustee on behalf of the Trust in his or her capacity as Trustee even if such role requires the Trustee to possess specific or unique qualifications under applicable law or regulation. The Chairman of the Board and the Chairmen of any Board committees do not serve in these capacities as officers of the Trust, but rather serve in such capacities for the Board.

This amendment is effective October 26, 2004.